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SAN FRANCISCO OFFICE
(415) 262-1200

July 21, 2010

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Amendment No.1 to Registration Statement on Form S-3
File No. 333-167822

Dear Mr. Riedler:

This letter is in response to your comment concerning the above-referenced Registration Statement and is being submitted to you in connection with BioTime's filing of Amendment No. 1.  A copy of the amendment, redlined to show changes, is also being provided for your reference.

We have amended the prospectus to include the selling security holder information required by Item 507 of Regulation S-K.  This information may be found on pages 26 and 27 of the amended prospectus.  We have also made a few other updates to the prospectus as shown in the redlined version.

A request for acceleration of the effective date of the Registration Statement has been submitted by BioTime with this amendment.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

/s/ Richard S. Soroko
Richard S. Soroko